Exhibit 99.1

HUTCHMED Announces Appointment of Independent Non-executive Director and Member of Board Committee

Hong Kong, Shanghai & Florham Park, NJ — Wednesday, November 20, 2024: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM:HCM, HKEX:13) today announces that Dr Chaohong Hu (Dr Mary Hu) is appointed as an Independent Non-executive Director and a member of the Technical Committee of the Company with effect from November 21, 2024.

Dr Hu has over 20 years of experience in the development of therapeutic antibodies, antibody-drug conjugates, and vaccines. Throughout her career, she has demonstrated strong leadership and innovative capabilities, leading various research and development initiatives. Dr Hu's expertise spans from early-stage discovery to clinical development and commercialization. She also has a proven track record of successful business development and strategic partnerships, including out-licensing and collaboration.

Dr Dan Eldar, Chairman of HUTCHMED, said “On behalf of the Board, I would like to extend a warm welcome to Dr Hu to the Company. We believe that her expertise in the biopharmaceutical industry will bring fresh perspective and provide constructive insight to the Board.”

Dr Hu, aged 58, is currently Chief Operating Officer of D Biotherapeutics, LLC and an owner and principal consultant of Lakebio Consulting, LLC.  She was previously executive director and co-chief executive officer of Lepu Biopharma Co., Ltd. (HKEX: 2157) from 2020 to January 2024.  She was also chief executive officer and Chairman of the Board of Shanghai Miracogen Inc., a company founded by Dr Hu, focusing on the research and development, clinical study and industrialization of new drugs for targeted cancer therapy – antibody drug conjugates, from 2014 to January 2024.  She disposed of all her interests in Shanghai Miracogen Inc. in 2020. Prior to founding Shanghai Miracogen Inc., Dr Hu served as a director of the Bioassay Development and Process Analytics department at Seagen Inc. (previously listed on the Nasdaq); director of Molecular Biology and Clinical Immunology department of GlaxoSmithKline plc (currently GSK plc) (LSE/NYSE: GSK); and research scientist and director of Molecular Biology and Clinical Immunology department of ID Biomedical Corporation (previously listed on the Nasdaq).  She was also a postdoctoral fellow of the University of Washington.

Dr Hu holds a Bachelor of Science degree in biochemistry from Wuhan University and a PhD in molecular biology from Institute of Biophysics, Chinese Academy of Sciences.

Dr Hu has broad relevant board experience, currently holding or having held in the past five years the following directorships and partnerships:

Current Directorships and Partnerships:	Previous Directorships and Partnerships in the last five years:
D Biotherapeutics, LLC Lakebio Consulting, LLC KYM Biosciences Inc. (Delaware incorporated) Miracogen Limited Miracogen Inc. Miracogen Incorporated

Lepu Biopharma Co., Ltd (HKEX: 2157)

Innocube Limited, a subsidiary of Lepu Biopharma Co., Ltd.

Innocube Biosciences Inc, a subsidiary of Lepu Biopharma Co. Ltd.

Shanghai Miracogen Inc.

KYM Biosciences Inc. (Washington incorporated)

Save for the appointments listed above, Dr Hu has held no other directorships or partnerships during the period of five years prior to her appointment as a director of HUTCHMED. She does not have any relationship with any Directors, senior management or substantial or controlling shareholders of HUTCHMED. Dr Hu has confirmed (a) her independence as regards each of the factors for independence referred to in Rule 3.13(1) to (8) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“HK Listing Rules”); (b) that she had no past or present financial or other interest in the business of the Company or its subsidiaries or any connection with any core connected person (as defined in the HK Listing Rules) of the Company; and (c) that there are no other factors that may affect her independence at the time of her appointment.

The initial term of the appointment of Dr Hu as an Independent Non-executive Director of the Company shall end at the next following annual general meeting of the Company, subject to retirement in accordance with the Articles of Association of the Company and applicable legal and regulatory requirements, and thereafter for successive periods of 12 months, unless she is not re-elected at the next following annual general meeting or her appointment is otherwise terminated earlier by either party in writing. The director’s fees of Dr Hu as an Independent Non-executive Director and member of the Technical Committee of the Company under her appointment letter are US$76,000 and US$8,000 per annum respectively, which were determined by the Board with reference to the director’s duties and responsibilities and prevailing market conditions. Such fees are subject to review from time to time and proration for any incomplete year of service.

Dr Hu does not have any interest in the ordinary shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong).

Save for the information disclosed above, there is no other information in relation to Dr Hu that is required to be disclosed pursuant to Rule 17 and Schedule 2(g) of the AІM Rules for Companies or Rule 13.51(2) of the HK Listing Rules, and there are no other matters concerning the appointment of Dr Hu that are required to be brought to the attention of the shareholders of HUTCHMED.

About HUTCHMED

HUTCHMED (Nasdaq/AIM:HCM; HKEX:13) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery, global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. It has approximately 5,000 personnel across all its companies, at the center of which is a team of about 1,800 in oncology/immunology. Since inception, HUTCHMED has focused on bringing cancer drug candidates from in-house discovery to patients around the world, with its first three medicines marketed in China, the first of which is also marketed in the US, Europe and Japan. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect HUTCHMED’s current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Such risks and uncertainties include, among other things, the risk that current or future appointees to HUTCHMED’s board of directors are not eﬀective in their respective positions, the diﬀiculty in locating and recruiting suitable candidates for its board of directors and the management diﬀiculties which may arise from changes in HUTCHMED’s board of directors. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. For further discussion of these and other risks, see HUTCHMED’s filings with the U.S. Securities and Exchange Commission, on AІM and with The Stock Exchange of Hong Kong Limited. HUTCHMED undertakes no obligation to update or revise the information contained in this announcement, whether as a result of new information, future events or circumstances or otherwise.

Contacts

Investor Enquiries	+852 2121 8200 / ir@hutch-med.com
Media Enquiries
Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) / HUTCHMED@fticonsulting.com
Zhou Yi, Brunswick	+852 9783 6894 (Mobile) / HUTCHMED@brunswickgroup.com
Nominated Advisor
Atholl Tweedie / Freddy Crossley / Rupert Dearden, Panmure Liberum	+44 (20) 7886 2500